Skadden, Arps, Slate, Meagher & Flom llp

Via EDGAR Sonia Gupta Barros Assistant Director	FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com September 24, 2015
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Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Four Corners Property Trust, Inc.
Form 10
Filed August 11, 2015
File No. 001-37538

Dear Ms. Barros:

On behalf of Four Corners Property Trust, Inc. (the “Company” or “Four Corners”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated September 9, 2015 (the “Comment Letter”), relating to the Company’s registration statement on Form 10 (File No. 001-37538) that was filed on August 11, 2015 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

We note that we responded to comments 2 and 4 of your Comment Letter in our letter to the Staff dated September 15, 2015 (the “Initial Response Letter”). In addition, we note that in our letter dated September 23, 2015 (the “Additional Response Letter”), we provided certain additional analysis and information responding to oral comments of the Staff discussed in our conference call with the Staff on September 18, 2015.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement, including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. The Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein, including financial

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 24, 2015

statements and related information as of and for the six months ended June 30, 2015. We have supplementally provided a marked copy of the Registration Statement and the Information Statement against the August 11, 2015 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the unmarked version of the Information Statement.

General

1.	Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

Response: The Company respectfully acknowledges the Staff’s comment and to the extent that information is required by Form 10 and not yet provided in the Registration Statement, the Company will provide all such information, including filing the required exhibits and completing all blanks in the Information Statement in subsequent amendments to the Registration Statement when the information is known and/or factually supportable.

2.
We note that you expect to elect and qualify to be subject to tax as a real estate investment trust effective January 1, 2016. Consequently, the assets Darden is transferring to you in connection with the Spin-Off will be held through an entity with a different structure, and you will be subject to different regulatory requirements, than was the case when the assets were owned by Darden. Please provide us supplementally with your analysis regarding whether the new regulatory scheme results in a form of “value” for purposes of the first condition of question four of Staff Legal Bulletin No. 4. Please specifically address the effect of the new REIT ownership structure in your analysis.

Response: Please refer to our Initial Response Letter, as supplemented by the Additional Response Letter.

3.
We note from your disclosure on page 5 that you expect to incur debt pursuant to one or more term loans. We further note that, in connection with the Spin-Off, a portion of the proceeds of your term loan borrowings will be transferred to Darden and such cash will be used to retire certain Darden debt. Please provide us supplementally with your analysis of the impact of these transactions on the first condition of question four of Staff Legal Bulletin No. 4.

Response: In connection with the Spin-Off, the Company anticipates that it will enter into a credit agreement providing for a revolving credit facility and one or more term loan facilities to be provided by a syndicate of banks and other financial institutions. The Company expects that a substantial portion of the proceeds from the term loan borrowings (the “Relevant Term Loan Proceeds”) will be distributed to Darden, together

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 24, 2015

with all of the outstanding Four Corners common stock, concurrent with the contribution of assets to the Company by Darden in connection with the Spin-Off.

The transfer of the Relevant Term Loan Proceeds is a distribution from the Company to Darden in connection with the contribution of assets (including the Four Corners Properties and the LongHorn San Antonio Business) by Darden to the Company in relation to the Spin-Off. Such distribution of Relevant Term Loan Proceeds will be used by Darden to retire a portion of its outstanding indebtedness. Notably, neither the Relevant Term Loan Proceeds nor any other cash amounts are to be paid by Darden to its shareholders in connection with the Spin-Off nor are any cash amounts or other consideration to be paid by Darden’s existing shareholders.

The Company further notes that it is a common feature of transactions such as the Spin-Off to include the raising of debt financing by the subsidiary to be spun-off, the proceeds of which are transferred to the parent company in connection with a contribution of assets by the parent company to the subsidiary that will be spun-off. A number of recent examples are set forth below.

•
In the spin-off of Care Capital Properties, Inc. from Ventas, Inc. (July 30, 2015, File No. 001-37356), Care Capital Properties incurred $1.3 billion of new indebtedness and distributed substantially all of the proceeds from such indebtedness to its then-parent, Ventas, Inc.

•
In the spin-off of CareTrust REIT, Inc. from The Ensign Group, Inc. (May 13, 2014, File No. 001-36181), CareTrust REIT, Inc. issued $260 million of new unsecured senior notes and distributed approximately $220.8 million of the proceeds from such indebtedness to its then-parent, The Ensign Group, Inc.

•
In the spin-off of Washington Prime Group Inc. from Simon Properties Group, Inc. (April 21, 2014, File No. 001-36252), Washington Prime Group Inc. incurred $1.0 billion in new indebtedness and distributed approximately $1.0 billion of the proceeds from such indebtedness to its then-parent, Simon Properties Group, Inc.

•
In the spin-off of Communications Sales & Leasing, Inc. from Windstream Holdings, Inc. (March 25, 2015, File No. 001-36708), Communications Sales & Leasing, Inc. incurred $3.65 billion in long-term debt and distributed approximately $1.1 billion of the proceeds from such indebtedness to its then-parent, Windstream Holdings, Inc.

We refer to the analysis set out in our Initial Response Letter in response to comment 2 of the Comment Letter and our responses to the Staff’s oral comments below. The Company respectfully submits that the Darden shareholders will not be providing consideration in connection with the transfer of the Relevant Term Loan Proceeds from the Company to Darden.

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 24, 2015

4.
We note that your information statement filed in Exhibit 99.1 does not include pro forma information for Darden Restaurants, Inc. Please provide your analysis of the disclosure requirements included in Item 14(b) of Schedule 14A, in particular the pro forma financial information for Darden. Your analysis should address the applicability requirements included in Item 14(a) based upon all quantitative and qualitative aspects of the transaction relative to Darden. Refer to question four of Staff Legal Bulletin 4 and Instruction 4 to Item 14 of Schedule 14A.

Response: Please refer to our Initial Response Letter, as supplemented by the Additional Response Letter.

5.
We note that you have incorporated by reference Darden’s annual report on Form 10-K for the year ended May 31, 2015. To the extent that you continue to incorporate by reference Darden’s annual report on Form 10-K, or any portion thereof, please file the relevant portions as an exhibit. Refer to Rule 12b-23 under the Exchange Act. Additionally, please file all applicable consents. Refer to Exchange Act Rule 12b-36.

Response: On page 5 of our Initial Response Letter, in relation to the disclosure requirements of the Staff Legal Bulletin (as defined in the Initial Response Letter) we noted as follows:

“The previously issued no action letters generally tie the disclosures required to the information that would be provided if the distributed subsidiary were to register an offering of securities using a Form S-1 registration statement. On this basis, pursuant to the requirements of Form S-1, the distributed subsidiary would not be required to include parent company disclosure, parent company financial information or parent company pro forma financial information in its S-1 registration statement.”

We refer to the analysis set out in our Initial Response Letter in response to comment 4 of the Comment Letter and our responses to the Staff’s oral comments under “Additional Responses— Additional analysis in relation to the response to comment 4 on the Initial Response Letter” below. We respectfully submit that the Company has included in the Registration Statement the disclosure that it believes is necessary to provide investors with the information necessary to understand the Company and the Spin-Off. On the basis of the analysis discussed in the Initial Response Letter, the Company has determined that it is not required to incorporate by reference in the Information Statement Darden’s annual report on Form 10-K, or any portion thereof.

Accordingly, the Company has amended page 146 of the Information Statement to reflect that the Company is not incorporating by reference any Exchange Act filings made by Darden. We also note that the Company refers to the financial statements of Darden in accordance with the customer concentration requirements applicable to the Company’s financial statements.

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 24, 2015

6.
We note disclosure throughout your filing regarding agreements with Darden being negotiated on an arm’s length basis. Please tell us how you can substantiate this representation or revise to remove reference that these agreements are on an arm’s length basis.

Response: The Company respectfully submits that the above-referenced disclosure, with respect to the Separation and Distribution Agreement, the Leases, the Tax Matters Agreement, the Transition Services Agreement, the Franchise Agreements, and the Employee Matters Agreement (the “Agreements”), is qualified with appropriate disclosures stating that the Agreements:

“will be negotiated in the context of the Spin-Off while we are still a wholly-owned subsidiary of Darden. Accordingly, during the period in which the terms of the Agreements will be negotiated, we will not have a board of directors or a management team that is independent of Darden. As a result, although the Agreements are generally intended to reflect arm’s-length terms, the terms of the Agreements may not reflect terms as favorable as would have resulted from arm’s-length negotiations between unaffiliated third parties. Accordingly, there can be no assurance that the terms of these agreements will be as favorable for us as would have resulted from negotiations with one or more unrelated third parties.”

See page 5 of the Information Statement.  Similar disclaimers with respect to the Agreements appear on page 21 of the Information Statement.

The disclosures on page 113 of the Information Statement have been revised to clarify that, among other things, the fees and conditions under the Franchise Agreements are expected to be on terms comparable to similar franchising services negotiated on an arm’s length basis.

The Company respectfully submits that the terms of the Agreements are equivalent to those that would prevail in arm’s length-transactions.

For example, with respect to the statements made on the cover of the Information Statement and on page 113 of the Information Statement regarding terms of the Leases and the Franchise Agreements being “comparable” to similar agreements negotiated on an arm’s length basis, the Company recognizes that Paragraph 3 of SFAS 57, Related Party Disclosures (ASC 850-10-50-5) notes that transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, freemarket dealings may not exist, and that representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated (emphasis added).

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 24, 2015

In addition, in determining that the rent payable to the Company pursuant to the Leases for the 418 restaurant properties that will be leased to Darden was equivalent to the amount Darden would pay an unrelated third party to lease comparable property, Darden management researched the prevailing lease terms, including rental rates for similar triple net leased properties, with the assistance of third party appraisal reports.  Accordingly, because the amount of rent payable under the Leases can be substantiated as representative of amounts that would be payable in an arm's-length transaction, we respectfully submit that the requirements of paragraph 3 of SFAS 57 have been met.

In determining that the fees payable to Darden under the Franchise Agreement for certain franchising services for the LongHorn San Antonio Business was equivalent to the amount the Company would pay an unrelated party for comparable services elsewhere, Darden management researched the prevailing rate for similar franchising services. Accordingly, because the amount of fees payable under the Franchise Agreement can be substantiated as representative of amounts that would be payable in an arm's-length transaction, we respectfully submit that the requirements of paragraph 3 of SFAS 57 have been met.

Summary

7.
We note your disclosure regarding the plan of reorganization contemplated in the Separation and Distribution Agreement. Please revise your disclosure to describe this plan of reorganization in more detail. Additionally, please tell us what consideration you have given to providing a diagram depicting the organizational structure prior to and/or immediately following the reorganization.

Response: The disclosure in the Information Statement has been revised as requested (see pages 44 and 45 of the Information Statement) to include a more detailed description of the plan of reorganization contemplated in the Separation and Distribution Agreement, including diagrams depicting the organizational structure of Darden prior to the Reorganization and the organizational structure of both Darden and the Company after the Reorganization and the Spin-Off of the Company.

Conditions to the Spin-Off, page 51

8.
We note that one of the conditions to the spin-off is that Darden shall have received solvency and surplus opinions. Please revise your disclosure to briefly describe the nature of these opinions or tell us why you believe such disclosure is not material.

Response: The Company respectfully submits that the nature of the anticipated solvency and surplus opinions is not material.  It is customary for boards of directors to request such opinions from independent financial advisory firms in connection with a declaration of dividends as additional support of the boards’ conclusions that there are lawfully available funds from which dividends may be paid.  It is in that context that the opinions

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 24, 2015

are being sought by the boards of directors of Darden and the Company, and the anticipated opinions do not address the adequacy or fairness of the Spin-Off to stockholders.

Notwithstanding that the nature of the opinions is not material to the stockholders, the disclosure in the Information Statement has been revised to include a brief description of the anticipated opinions (see page 52 of the Information Statement).

Dividend Policy, page 53

9.
Please clarify what you mean by your disclosure that your projected annual dividend “would be equivalent to a $ per share Darden dividend per annum based on the relative initial capitalization of Four Corners and Darden.”

Response:

The disclosure was intended to describe that, based on a distribution ratio of a specified number of shares of Four Corners common stock for each share of Darden common stock, following the Spin-Off, the initial expected combined dividend paid with respect to the Four Corners common stock and the Darden common stock, in the aggregate, will be at least equal to the dividend paid with respect to the Darden common stock prior to the Spin-Off.

The disclosure in the Information Statement has been revised accordingly (see, for example, page 13 and page 54 of the Information Statement).

10.
We note from the table on page 54 that you are presenting a reconciliation of historical pro forma net income to pro forma AFFO for the purpose of demonstrating the cash you expect to be available for distribution for the 12-month period following the Spin-Off. Please expand upon your disclosure in this section to present pro forma net income for the trailing 12-month period and, if applicable, to further adjust such trailing 12-month pro forma net income for changes in cash flows you expect over the following 12 months in order to demonstrate a reasonable basis for your projected dividend, or advise us why you do not think this disclosure is material to investors. We may have further comment.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company has determined that providing pro forma AFFO for the trailing 12-month period ended December 31, 2014 is not materially different from a calculation for the 12 month period ending June 30, 2015. The only difference between the 12-month period December 31, 2014 and June 30, 2015 would be a 1.5% rent escalation that is described under adjustment A on page 66 and page 92 of the Information Statement. The cash rental revenue for the 418 properties for the year ending December 31, 2014 is expected to be $94.4 million as shown on page 66 of the Information Statement as a part of adjustment A. If the Company were to reflect an

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 24, 2015

increase in cash rental income of 1.5% for the six months January through June 2015 of the trailing 12-month period ended June 30, 2015, the difference in cash rental income would be approximately $0.7 million, on a gross basis, which the Company believes to be immaterial to investors. Therefore, the Company has elected to present the reconciliation of historical pro forma net income to pro forma AFFO for the purpose of demonstrating the cash the Company expects to be available for distribution on a pro forma basis for the trailing 12-month period December 31, 2014.

The disclosure in the Information Statement has been revised (see pages 54 and 55 of the Information Statement).

Description of Financing and Material Indebtedness, page 55

11.
It appears that you will disclose the amount to be available under your revolving credit facility and the amount of principal to be borrowed on your term facilities. To the extent that any additional terms of the new debt are known although not finalized, please provide such material terms including interest rates, maturity dates, collateral requirements (if any), and any other material terms.

Response: The disclosure in the Information Statement has been revised as requested (see pages 56 and 57 of the Information Statement).

12.	We note your disclosure on page 64 related to a debt discount associated with the new debt. Please revise to disclose the terms of the debt that will result in a debt discount.

Response: The Company has concluded that the debt under the revolving credit facility and the term loan facility will not be issued at a discount. However, the debt will be recorded on the balance sheet, net of the fees paid to the lenders. The disclosure in the Information Statement has been revised accordingly (see, for example, pages 65 and 66 of the Information Statement).

13.	Please tell us whether or not you will be drawing on the revolving credit facility in connection with this Spin-Off.

Response: The Company does not anticipate drawing on the revolving credit facility in connection with the Spin-Off. Therefore, at consummation of the Spin-Off, the Company anticipates that the revolving credit facility will be undrawn. The disclosure in the Information Statement has been revised to state such expectation (see page 66 of the Information Statement).

Four Corners’ Unaudited Pro Forma Consolidated Financial Data, page 57

14.	We note your disclosure that the Purging Distribution is not reflected as a pro forma adjustment. To the extent that you are able to estimate the Purging Distribution, please

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 24, 2015

revise your filing to disclose this estimate and the basis for your estimate. To the extent you are not able to estimate the Purging Distribution, revise to disclose that fact and tell us why you are not able to provide an estimate at this time.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 60.

15.
We note your disclosure on page 52 indicating that upon completion of the Spin-Off your assets and liabilities will be recorded at their respective historical carrying values in accordance with ASC 505-60. Please revise your pro forma disclosure to describe this accounting treatment or include a cross reference to the disclosure on page 52.

Response: In response to the Staff's comment, the Information Statement has been revised to reflect the accounting treatment on page 59.

Unaudited Pro Forma Consolidated Balance Sheet, page 59

16.	Please revise the caption for common stock to include the number of shares authorized and outstanding on a pro forma basis.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 61.

Note 2 – Adjustments to Unaudited Pro Forma Consolidated Statements of Income (Loss), page 63

17.
We note your adjustment A. Please disclose the difference between the pro forma rental revenue recorded for the year ended December 31, 2014 and the amount of lease payments due in the first lease year.

Response: In response to the Staff’s comment, the Information Statement has been revised on page 66.

18.	We note your adjustment G. Please expand to address diluted earnings per share.

Response: In response to the Staff’s comment, we respectfully advise the Staff that all of the incentive awards received by current employees of the LongHorn San Antonio Business were designated as cash settled awards as of the grant date. As these awards will settle in cash upon vesting, these awards do not have an impact on pro forma diluted earnings per share. As such, the Company has not included an adjustment in the pro forma financial statements for pro forma diluted earnings per share. The Information Statement has been revised on page 66 to indicate that the same number of shares are used in the calculation of pro forma earnings per share basic and diluted.

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 24, 2015

Additionally, we advise the Staff that the Company has hired its Chief Executive Officer, who is also currently a Board Member of Darden, and has also hired its Chief Financial Officer. The CEO has not been granted any awards in his capacity as a Darden Board Member that were included within the costs allocated to the historical LongHorn San Antonio Business. The terms of their employment offers include equity incentive awards to be granted by the Company’s new board of directors subsequent to the completion of the spin-off transaction. At this time, the key terms of those awards are not known. No other employees have been hired at this time. As the key terms of equity incentive awards for the CEO and CFO are not known, they have not been reflected in the pro form financial statements as these awards are not factually supportable at this time.

Note 3 – Adjustments to Unaudited Pro Forma Consolidated Balance Sheet, page 63

19.	We note your adjustment B. Please tell us how your presentation of a debt discount as an asset is consistent with ASC 835-30-45-1A.

Response: In response to the Staff’s comment, the Company has revised adjustment B to its pro forma financial statements on page 65 to remove the debt discount adjustment and the corresponding tickmark B that was presented next to the “Long-term debt” financial statement line item within the pro forma balance sheet on page 61. The Company has further revised adjustment A to the pro forma financial statements on page 65, to include the lender fee adjustment to clarify that the lender fee is recorded as a reduction of the debt in accordance with ASC 835-30-45-1A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

20.
We note your disclosure on page 14 that conversion of existing Darden equity awards will be determined prior to the Spin-Off and that such conversion will be described in subsequent amendments. We will continue to monitor your filing for disclosure of the conversion. Once known, please tell us how you will account for the conversion of existing Darden equity awards. Within your response, please reference the accounting literature relied upon.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company has determined the conversion of the Darden equity incentive awards to Four Corners’ equity incentive awards to be immaterial to Four Corners. There are seven Darden employees who have been granted Darden equity incentive awards as part of their total compensation that will be employed by Four Corners’ LongHorn San Antonio Business subsequent to the Spin-Off.  As described in footnote 7 of the LongHorn San Antonio Business financial statements, these equity incentive awards are classified as liability awards as they are cash settled awards. These Darden equity incentive awards will be converted into Four Corners’ equity incentive awards at the same ratio as the ratio of the number of shares of Company common stock to be distributed in the Spin-Off for

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 24, 2015

each outstanding share of Darden common stock and will retain their classification as liability awards as they will continue to be cash settled awards after the Spin-Off. In accordance with ASC 718-20-35-5, as the equity incentive awards will retain their liability classification after the modification and liability awards are accounted for at fair value at each reporting date, there will be no incremental compensation cost to be recorded at the time of the modification of the awards.  Based on the proposed conversion of the equity incentive awards and the liability classification of these awards, the Company believes that the impact of the conversion of these awards will be immaterial to the combined financial statements of Four Corners and as such removed the Q&A on page 14.

We note that the other Darden employees who will become Four Corners employees subsequent to the Spin-Off do not have Darden-based equity incentive awards.  The Information Statement has been revised on page 47 to reflect these conclusions.

Income Taxes, page 70

21.
We note your disclosure that “[t]he effective income tax rate was 11.5 percent and a beneficial rate of 14.3 percent for the three months ended March 31, 2015 and 2014, respectively.” Please revise your disclosure to clarify what you mean by “beneficial rate.”

Response: The Information Statement has been revised on page 72 of the Information Statement to provide the relevant disclosure for the six months ended June 30, 2015 and 2014.

Pro Forma Non-GAAP Measurements, page 73

22.	Please revise to present Pro Forma FFO and Pro Forma FFO after income tax expense for the interim period included elsewhere in the filing.

Response: The disclosure in the Information Statement has been revised as requested (see page 75 and page 76 of the Information Statement).

Our Relationship with Darden Following the Spin-Off

Expenses, page 101

23.
We note your disclosure that “all costs and expenses incurred and directly related to the Spin-Off will be paid by Darden to the extent incurred and payable on or prior to the distribution date, and will be paid by the party incurring the cost or expense to the extent arising and payable following the distribution date.” We further note your disclosure on page 58 that “[t]he non-recurring costs to effectuate the separation and our public company registration will be entirely borne by Darden.” Finally, we note your disclosure on page 20 that “[t]he costs of the Spin-Off could also adversely affect

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 24, 2015

our financial condition and our ability to make distributions.” Please revise your disclosure to reconcile these statements, or tell us why the statements do not need to be reconciled. Additionally, please describe the fees and expenses associated with the Spin-Off.

Response: In response to the Staff’s comment, the disclosure on pages 60 and 108 of the Information Statement has been revised to state that Four Corners will pay the debt issuance cost of the new indebtedness incurred by Four Corners using a portion of the  proceeds of  its term loan prior to making the cash distribution to Darden. As the Company expects Darden to incur all other transaction costs in connection with the Spin-Off, the Company has removed the risk factor that was on page 20 of the Information Statement.

Our Relationship with Darden Following the Spin-Off

Franchise Agreements, page 106

24.
We note your disclosure regarding the Franchise Agreements into which you and Darden expect to enter. It appears that the Franchise Agreements may be material contracts required to be filed under Item 601(b)(10) of Regulation S-K. If so, please include these agreements or a form thereof in your exhibits to the Form 10.

Response: The Franchise Agreements relate to the Company’s LongHorn San Antonio Business and will provide that Darden will provide certain franchising services to the Company’s subsidiary, Kerrow in return for the payment of fees on terms comparable to similar franchising services negotiated on an arm’s length basis.

The Company’s restaurants from the LongHorn San Antonio Business will each enter into a separate Franchise Agreement with Darden.  The Company will file a form of Franchise Agreement in a subsequent amendment to the Registration Statement.

Audited Combined Financial Statements of Longhorn San Antonio Business

Note 1 – Summary of Significant Accounting Policies

Leases, page F-12

25.
We note your lease terms include cancelable option periods where failure to exercise the options would result in an economic penalty to you. Please clarify for us the nature of the economic penalty and how you determined that renewal is reasonably assured. Refer to ASC 840-20.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company has determined the end of the lease term is the end of the final renewal option period as the Company is reasonably assured to exercise all renewal option periods due to

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 24, 2015

the economic penalty imposed on the Company if the Company does not exercise the renewal options. In accordance with ASC 840-20-20, a penalty is defined as ‘any requirement that is imposed or can be imposed on the lessee by the lease agreement or by factors outside the lease agreement to disburse cash, incur or assume a liability, perform services, surrender or transfer an asset or rights to an asset or otherwise forego an economic benefit, or suffer an economic detriment.’ Per the terms of the Company’s three ground leases, if the Company does not exercise the Company’s renewal options through the last renewal option, the Company would be required to cease operations and surrender or transfer the Company’s rights to use the Company’s buildings on each of these land parcels to the lessor. As the failure to exercise each of our renewal options would result in a loss (or penalty) in the form of forgone future cash flows and the value associated with the Company’s buildings, the Company believes it would be exposed to an economic penalty as defined in ASC 840-20-20 and it is therefore reasonably assured that the Company will exercise all renewal option periods for each of the Company’s land leases.

Note 7 – Stock-Based Compensation, page F-17

26.
We note you do not include information related to the stock-based compensation activity for corporate employees who support your restaurant. Please tell us the amount, if any, of stock based compensation related to corporate employees that has been allocated to your Longhorn San Antonio Business for all periods presented. To the extent that these amounts are material, tell us how you determined it was appropriate to exclude certain disclosure information regarding the related stock-based compensation. To the extent you concluded that these amounts are not material, tell us how you made that determination.

Response: In response to the Staff’s comment, the Information Statement has been revised on page F-18 to include the nature of the arrangements and the historical compensation cost for the years ended December 31 2014, 2013, and 2012 allocated to the LongHorn San Antonio Business for corporate employees of Darden who support the LongHorn San Antonio Business.  We have reviewed the other disclosure requirements of ASC 718-10-50 and do not believe that additional disclosure related to allocated compensation costs would be useful to users of the Company’s combined financial statements as the corporate employees of Darden spend a minimal portion of their time supporting the six restaurants of the LongHorn San Antonio Business. Therefore, it would not be meaningful to disclose a fraction of an award granted to a corporate employee supporting the LongHorn San Antonio Business. In addition, none of the corporate employees of Darden supporting the LongHorn San Antonio Business are currently anticipated to transfer with the spin-off to Four Corners Properties Trust, Inc.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 735-2439.

Sonia Gupta Barros
U.S. Securities and Exchange Commission
September 24, 2015

Sincerely,

/s/ Laura Kaufmann Belkhayat
Laura Kaufmann Belkhayat

cc:	Anthony G. Morrow, Esq., Corporate Secretary
Four Corners Property Trust, Inc.

Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP